December 1, 2010

Pal Seung Lee
Chairman and Chief Executive Officer
Woori Finance Holdings Co., Ltd.
203 Hoehyon-dong, 1-ga, Chung-gu
Seoul 100-792, Republic of Korea

> **Re:** **Woori Finance Holdings Co., Ltd.**
> **Form 20-F for the Fiscal Year Ended December 31, 2009**
> **Filed June 25, 2010**
> **File No. 1-31811**

Dear Mr. Lee:

We have limited our review of your filing to your contacts with a country that has been identified as a state sponsor of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with supplemental information, so that we may better understand your disclosure. Please be as detailed as necessary in your response. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We are aware of publicly-available information that the South Korean government has authorized your banking subsidiary, Woori Bank, to enter into an agreement with the Central Bank of Iran so that the latter can open an account with Woori Bank to facilitate trade between South Korea and Iran. We also note that the Central Bank of Iran is included in the Specially Designated Nationals ("SDN") List of the U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC"). In addition, we are aware of October 2010 news reports that Woori Bank is representing the creditors of Daewoo Electronics in signing an agreement with Iran's Entekhab Industrial Group in relation to the latter's acquisition of Daewoo Electronics. Iran is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls.

   Please describe to us the nature and extent of your past, current, and anticipated business activities related to, or contacts with, Iran, whether through subsidiaries, joint ventures, or other direct or indirect arrangements. Your response should information regarding contacts with the Iranian government or entities affiliated with, or controlled by, that government. Identify any state-owned entities that have received financing from, or arranged by, you, and the uses made of the funds received. Finally, discuss the applicability of Section 104 of the Comprehensive Iran Sanctions, Accountability, and Divestment Act of 2010 to your activities related to Iran.

2. Please discuss the materiality of your business activities in, and other contacts with, Iran, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with Iran for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran. In this regard, please also address the potential impact of your association with the Central Bank of Iran, which is included in the SDN List.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please understand that we may have additional comments after we review your response to our comments. Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 if you have any questions about the comments or our review.

Sincerely,

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance